FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

NATIONAL BANK OF GREECE S.A.

ANNOUNCEMENT

SHARE CAPITAL INCREASE BY PAYMENT IN CASH WITH PRE-EMPTIVE RIGHTS IN FAVOUR OF EXISTING SHAREHOLDERS: PRE-EMPTIVE RIGHT  COUPON CUT-OFF DATE AND TRADING PERIOD

PRE-EMPTIVE RIGHT COUPON CUT-OFF DATE: 14/6/2006

PRE-EMPTIVE RIGHT EXERCISE PERIOD: 20/6/2006 - 5/7/2006.

PRE-EMPTIVE RIGHT TRADING PERIOD: 20/6/2006 - 29/6/2006.

Societé Anonyme NATIONAL BANK OF GREECE S.A. (hereinafter “the Company”) announces the following to its shareholders:

1.               On 1 June 2006 the second Repeat General Meeting of the Company’s Shareholders decided for its share capital increase by €678,538,820 through the issue of 135,707,764 new ordinary registered shares, of a nominal value of €5 each, with payment in cash and pre-emptive rights in favour of existing shareholders, at a ratio of 4 new ordinary registered shares to 10 old ordinary registered shares, at an offer price of €22.11 per new share (hereinafter “the Increase”).

2.               Following completion of the Increase, the Company’s share capital shall total €2,374,885,880, divided into 474,977,176 common registered shares of a nominal value of €5 each. The difference between the issue price and the nominal value of each share, totalling €2,321,959,842, before deduction of the offer expenses, shall be credited to the Share Premium Account in accordance with the Law and the Articles of Association. The total funds to be raised from the issue will amount to €3,000,498,662.

3.               Entitled   to pre-emptive rights under the Increase shall be (a) all holders of existing NBG shares who are registered with the Central Securities Depository S.A.’s Shareholders’ register after the closing of the settlement of transactions effected by the closing of the Athens Exchange session on the business day before the pre-emptive right coupon cut-off date, i.e. on 13/6/2006 (“the Eligible Shareholders”) and (b) all those who acquire pre-emptive rights during the trading thereof on the Athens Exchange.

Furthermore, those who will have exercised rights under the above are entitled to subscribe for the acquisition, at the offer price, of further new Company shares that may remain unsubscribed (hereinafter the “Unsubscribed Shares”) and up to four times the number of New Shares corresponding to the pre-emptive rights exercised by the said investors (hereinafter the “Pre-Subscription Right”).

Also, those who are employed (through a labour, services or work agreement) in Greece by the Bank and by the Bank’s current subsidiary companies at the time of the offering of the New Shares, headquartered in Greece, as well as the pensioners of the Bank, (hereafter referred to collectively as “NBG Employees and Pensioners”), are entitled to apply in writing for Unsubscribed Shares at the Offer Price (“NBG Employees’ and Pensioners’ Right”).

The Pre-Subscription Right and the NBG Employees’ and Pensioners’ Right may be exercised through to the last day of the pre-emptive rights exercise period, while at the same time each holder of the relevant right will be required to pay the total funds corresponding to the Unsubscribed Shares in relation to which the said persons exercise their right.

4. As from 14/6/2006, the Company’s existing shares shall be traded on the Athens Exchange without right to participate in the Increase. As from the same date, i.e. 14/6/2006, the opening price of the Company’s existing shares’ trading on the Athens Exchange shall be in accordance with the Athens Exchange Regulation, combined with the Athens Exchange BoD resolution No 35/24.11.2005, as amended.

5. The Company’s General Meeting of Shareholders decided that the new shares’ offer price can be higher than the stock market price as at the time of the pre-emptive right coupon cut off in accordance with the provisions of Article 306 of the Athens Exchange Regulation.

6. The period for the exercise of the pre-emptive right is set from 20/6/2006 through 5/7/2006.

7. The commencement of pre-emptive rights’ trading via the electronic transactions system of the Athens Exchange coincides with the commencement of their exercise period. It is noted that the said rights can not be traded during the last four business days before the expiry of the exercise period.  The expiry of the pre-emptive rights’ trading via the electronic transactions system of the Athens Exchange is set as at the closing of the session of 29/6/2006.

8. The pre-emptive rights for the acquisition of new shares will be transferable and tradeable on the Athens Exchange. The said rights shall have been credited into each shareholder’s account with the Dematerialized Securities System (D.S.S.) on commencement of their trading. On expiry of the rights exercise period, i.e. by 5/7/2006, any rights not exercised shall expire.

9. The pre-emptive right may be exercised during business hours via any branch of NBG’s network. Holders shall exercise their pre-emptive rights by presenting their rights certificate issued by the Central Securities Depository S.A. (hereinafter “the Certificate”) and paying the price of the shares for which they are entitled to subscribe. To obtain the Certificate, shareholders should contact:

(a) The operator (brokerage firm or custodian) of their securities account with the Central Securities Depository S.A. if their shares are not held in a Special Account with the D.S.S., in the event of holders of Company shares, or

(b) the Central Securities Depository S.A., if their shares are held in a Special Account with the D.S.S., in the event of holders of Company shares.

Furthermore, for the exercise of the pre-emptive right, holders should present to the NBG branch their identity card, Taxpayer’s Identification Number, printed D.S.S. particulars and the Certificate. They should also state:

(a) their D.S.S. investor account,

(b) their D.S.S.securities account, and

(c) the authorized D.S.S. operator of their securities account.

On subscription, during the exercise of their rights, shareholders should pay the price of the new shares they subscribe for (€22.11 per share) into a special account that the Company shall have established for this purpose (the “Company’s Account”). Shareholders who subscribe shall be supplied with a relevant receipt which is not a security or a temporary certificate of shares and is not tradeable on the Athens Exchange.

The Pre-Subscription right can also be exercised by a written application, to be filed at the same time as the statement for the exercise of the pre-emptive rights, accompanied by the applicant’s irrevocable order to debit the applicant’s account, if any, with the Company, and at the same time credit the Company’s Account, or by payment in cash of an amount equal to the aggregate issue price of any further shares in respect of which the Pre-Subscription right is exercised. Similarly, NBG Employees’ and Pensioners’ Right can be exercised by a written application, accompanied by the applicant’s irrevocable order to debit the applicant’s account, if any, with the Company, and at the same time credit the Company’s Account, as above, or by payment in cash of an amount equal to the aggregate issue price of any further shares in respect of which the Pre-Subscription right is exercised.

10.         In the event that after the exercise of the pre-emptive rights, there are Unsubscribed Shares left, such shares will be offered by the Bank’s Board to the following categories of investors, in order of priority as follows:

(i)                                     To those who have exercised the Pre-Subscription Right and those who have exercised the NBG Employees’ and Pensioners’ Right. If the number of Unsubscribed Shares is not sufficient to fully cover demand by these investors, their demand will be satisfied pro rata on the basis of the number of Unsubscribed Shares that have been applied for until all Unsubscribed Shares have been taken up in full.

(ii)                                  To qualified investors (as defined in article 2 par. 1 subpar. st of L. 3401/2005) via a private placement in Greece and abroad (hereafter collectively the “Qualified Investors”). The price at which Unsubscribed Shares will be offered to the Qualified Investors will result from the private placement process, and in any case will not be lower than the offer price. Such price may be greater than the stock market price of the existing NBG shares at the time of cut-off of the pre-emptive right. Qualified Investors who will have expressed their interest during the above private placement process will be satisfied at the discretion of the Bank’s Board of Directors.

(iii)                               Finally, if notwithstanding the above there are still Unsubscribed Shares left, they will be offered to certain banks (the “Subscription Guarantors”), pursuant to a subscription guarantee agreement that the Bank  has signed with them, at the price that will result from the aforesaid private placement process referred to in (ii) above and which, in any event, will not be lower than the offer price.

(iv)                              In the event that there are still Unsubscribed Shares left, such shares will be offered by the Bank’s Board of Directors at its discretion; otherwise the share capital of the Bank will increase by the final subscribed amount, as per article 13a of the Companies’ Act 2190/1920.

11.                Share fractions are not to be issued.

12.                The new shares as a result of the Increase shall be in dematerialised form and entitled to a dividend on 2006 profits.

13.                The Prospectus of the Company’s share capital increase, as approved by the Hellenic Capital Market Commission BoD on 9/6/2006, will be available as of 13.6.2006 via the Company’s offices (86 Aiolou , Athens) and web page (www.nbg.gr) as well as the web page of the Athens Exchange (www.ase.gr).

14.                The commencement date of the new shares’ trading on the Athens Exchange, following completion of the Increase, shall be decided by the Company’s BoD and notified by a subsequent announcement.

15.                For further information, shareholders are kindly requested to contact the Company’s Shareholder Services through its telephone exchange ((+30) 210 3342660) or directly (tel. nos +30 (210) 3343411, 3343414-20).

Athens, 9 June 2006

This announcement does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction and is not intended to provide the basis for any credit or other evaluation of any securities or offering referred to herein.

Neither the shares of NBG nor the rights to acquire the same have been or will be registered under the U.S. Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 12th June, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer